
12061331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roundtable Capital Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 23 Floor East Tower
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allison Shapiro — (212) 488-5473
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

✱ KW 5/9

OATH OR AFFIRMATION

I, Allison Shapiro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roundtable Capital Services LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Yvette Duran
Notary Public, State of New York
No. 01DU6200478
Qualified in Queens County
Commission Expires 02/02/2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Report of Independent Auditors

To the Member of
Roundtable Capital Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Roundtable Capital Services LLC (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

ROUNDTABLE CAPITAL SERVICES LLC
(A Wholly-Owned Subsidiary of Roundtable Wealth Management LP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets		
Cash and cash equivalents	$	117,530
Other assets		20,959
Total assets		138,489
Liabilities and Member's Equity		
Professional fees payable		25,000
Due to affiliates		46,892
Other payables		38
Total liabilities		71,930
Total Member's equity		66,559
Total liabilities and Member's equity	$	138,489

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

1. Organization

Roundtable Capital Services LLC (the "Company"), was formed under the laws of the State of Delaware on July 11, 2006 and commenced operations on April 1, 2007. The Company is an introducing broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is in the following investment banking activities: (1) the provision of corporate financial advisory services to public and private companies; (2) assisting issuers in private placements on a best efforts, agency basis; and (3) identifying potential investments for institutions and high net worth individuals in public or private companies or private investment funds.

The Company is a wholly-owned subsidiary of Roundtable Wealth Management LP ("RWM") and an indirectly wholly-owned subsidiary of Roundtable Investment Partners LLC; and shall continue indefinitely unless its sole member elects to terminate the Company in accordance with the provisions of the Company's limited liability company agreement (the "LLC Agreement").

Capitalized terms are as defined in the LLC Agreement of the Company unless otherwise defined herein, and the LLC Agreement should be read in connection with these financial statements.

2. Significant Accounting Policies

Basis of Accounting
These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Cash and Cash Equivalents
The Company considers all highly liquid short-term investments with original maturities of 90 days to be cash equivalents.

3. Related Party Transactions

The Company has an expense sharing agreement whereby RWM and the Company share common expenses incurred in operating the companies, such as compensation and benefits, rent, office equipment and other general office expenses. Under this agreement, RWM pays for the costs incurred and allocates these costs to the Company based on usage. The expenses allocated to the Company are reported on the Statement of Operations with related payables reported as Due To Affiliates on the Statement of Financial Condition. As a result of the agreement between the Company and RWM, the results of operations reported on the Statement of Operations may have been different had the Company operated on a stand-alone basis. For the year ended December 31, 2011, the total expenses charged by the related party were $237,941.

4. Income Taxes

The Company files its federal income tax return on a consolidated basis with its parent and on a combined basis for state and local income taxes. Income tax expense is computed by the Company on a separate company filing basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized. The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. For the year ended December 31, 2011, no provision for income tax uncertainties is required in the Company's financial statements. The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if any, in Provision for income taxes in the Statement of Operations, and the corresponding liability in Due to Affiliates, net in the Statement of Financial Condition. No federal or state income taxes have been provided for, as the Company is a limited liability corporation whereby it is not liable for federal or state income tax payments as the individual owner is responsible for these payments. Income tax liabilities may be incurred by the Company should it cease to be wholly-owned by

RWM, as the Company is a limited liability corporation whereby it is not liable for federal or state income tax payments as the individual owner is responsible for these payments. Income tax liabilities may be incurred by the Company should it cease to be wholly-owned by RWM.

5. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires that it maintain minimum net capital, as defined of either $5,000 or 6.67% of aggregate indebtedness, whichever is greater. At December 31, 2011, the Company had net capital of $45,600 which was $40,600 in excess of its statutory requirement of $5,000. The company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under subparagraph (k) (2) (i) and (k)(2)(ii). At December 31, 2011, all cash and cash equivalents were held at one institution.

6. Subsequent Events

The Company has evaluated the subsequent events through February 27, 2012, the date these financial statements are being issued and has noted that there have been no significant subsequent events requiring adjustment or disclosure within these financial statements.